April 8, 2005

Mail Stop 3-8

By Facsimile and U.S. Mail


Mr. Robert L. LaPenta, Jr.
Chief Accounting Officer
Burlington Coat Factory Warehouse Corporation
1830 Route 130
Burlington, NJ 08016


		RE:	Burlington Coat Factory Warehouse Corporation Item
4.02 Form 8-K Filed April 7, 2005
			File No.  1-8739


Dear Mr. LaPenta:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

	Please amend your report to disclose the amount of the restatement for the specific periods involved.

	You should file an amendment in response to this comment on or before April 15, 2005.

	If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-
7781.

							Sincerely,



							Anthony Watson
						Staff Accountant


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April 1, 2005
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